Number: BC0831488

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that RED PINE PETROLEUM LTD. changed its name to ALPINE SUMMIT ENERGY PARTNERS, INC. on September 7, 2021 at 08:31 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On September 7, 2021

CAROL PREST Registrar of Companies Province of British Columbia Canada

ELECTRONIC CERTIFICATE

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies
Notice of Articles BUSINESS CORPORATIONS ACT
CAROL PREST

This Notice of Articles was issued by the Registrar on: September 7, 2021 09:32 AM Pacific Time

Incorporation Number:	BC0831488

Recognition Date and Time: Incorporated on July 30, 2008 12:47 PM Pacific Time

NOTICE OF ARTICLES

Name of Company:
ALPINE SUMMIT ENERGY PARTNERS, INC.

REGISTERED OFFICE INFORMATION

Mailing Address: 2080 - 777 HORNBY STREET VANCOUVER BC V6Z 1S4 CANADA	Delivery Address: 2080 - 777 HORNBY STREET VANCOUVER BC V6Z 1S4 CANADA

RECORDS OFFICE INFORMATION

Mailing Address: 2080 - 777 HORNBY STREET VANCOUVER BC V6Z 1S4 CANADA	Delivery Address: 2080 - 777 HORNBY STREET VANCOUVER BC V6Z 1S4 CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name: Perry, Craig

Mailing Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES	Delivery Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES

Last Name, First Name, Middle Name: Collins, Atwood Porter

Mailing Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES	Delivery Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES

Last Name, First Name, Middle Name: Tangen, Darren

Mailing Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES	Delivery Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES

Last Name, First Name, Middle Name: Clark, Agenia

Mailing Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES	Delivery Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES

Last Name, First Name, Middle Name: Schaefer, Stephen

Mailing Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES	Delivery Address: 3322 WEST END AVENUE, SUITE 450 NASHVILLE TN 37203 UNITED STATES

RESOLUTION DATES:
Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 25, 2021

AUTHORIZED SHARE STRUCTURE

Page: 2 of 3

1. No Maximum	Class A Subordinate Voting Shares	Without Par Value

With Special Rights or Restrictions attached

2. No Maximum	Class B Multiple Voting Shares	Without Par Value

With Special Rights or Restrictions attached

3. No Maximum	Class C Proportionate Voting Shares	Without Par Value

With Special Rights or Restrictions attached

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